Exhibit 99.2

Mingteng International Corporation Inc.
Lvhua Village, Luoshe Town,
Huishan District, Wuxi
Jiangsu Province, China 214189

PROXY

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders
on August 12, 2025 at 10:00 A.M., China Standard Time
(August 11, 2025, at 10:00 P.M., Eastern Time)

The undersigned hereby appoints Mr. Yingkai Xu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Mingteng International Corporation Inc. which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” each of the resolutions in Items 1, 2, 3, and 4.

Item 1	To adopt a dual-class share capital structure, and subject to Proposal Two below being passed, to consider and vote upon an ordinary resolution to:

(a)	re-designate all Ordinary Shares issued and outstanding into class A ordinary shares with a par value of US$0.00001 each, each having one (1) vote per share and with other rights attached to it in the Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(b)	re-designate 2,091,000 of the authorized but unissued Ordinary Shares into 2,091,000 class B ordinary shares with a par value of US$0.00001 each, each having twenty (20) votes per share and with other rights attached to it in the Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(c)	re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis.

(the “Dual-Class Share Capital Structure”, with such re-designations being the “Re-designations”)

Upon the Re-designations, the authorized share capital of the Company will be US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising of (i) 4,997,909,000 Class A Ordinary Shares, and (ii) 2,091,000 Class B Ordinary Shares.

☐ For	☐ Against	☐ Abstain

Item 2	By a special resolution, and subject to Proposal One being passed, to approve the Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the change in the authorized share capital and to set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

☐ For	☐ Against	☐ Abstain

Item 3	To consider and vote upon an ordinary resolution, to approve the repurchase and issuance of shares of a certain shareholder as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held After Giving Effect to Share Re-designation	Number of Shares to be Held After Giving Effect to Share Re-designation, Repurchase and Issuance
YK Xu Holding Limited	2,091,000 Ordinary Shares	2,091,000 Class A Ordinary Shares	2,091,000 Class B Ordinary Shares

☐ For	☐ Against	☐ Abstain

Item 4	To adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all of the resolutions contemplated by Proposal One, Proposal Two, and Proposal Three.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: __________________________________, 2025

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team
Transhare Corporation
Bayside Center 1
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

OR

You may sign, date and submit your Proxy Card by facsimile to 1.727. 269.5616.

OR

You my sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com.

OR

You may vote online through the Internet:

1.	Go to www.transhare.com at any time 24 hours a day and click on Vote Your Proxy.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.transhare.com.

Consent to electronic delivery of proxy material: __________________________(email address).

3